ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-168461
Dated July 18, 2011

July 18, 2011

OILSANDS QUEST INC.

Oilsands Quest Inc. announces $60 million rights offering open to all stockholders to finance its exploration and development plans

CALGARY, ALBERTA – Oilsands Quest Inc. (NYSE Amex: BQI) (“Oilsands Quest,” “OQI” or “the Company”), announced today that the company is launching a rights offering in which all holders of common stock on July 28, 2011 (the “Record Date”) may participate on an equal, proportional basis in purchasing additional common shares. Holders resident in the province of Quebec will not be entitled to participate. The subscription price per full share of common stock of Oilsands Quest Inc. is $0.20, which is a 40% discount to the closing sale price on July 18, 2011.

The rights offering, if fully subscribed, will raise gross proceeds of approximately $60 million. The net proceeds from the rights offering will be used to operate the planned pilot project at Axe Lake in order to demonstrate that the Axe Lake reservoir can be produced using proven steam-assisted gravity drainage (SAGD) technology, advance the Wallace Creek project through additional delineation programs, continue with the core hole re-abandonment program at Axe Lake and for general corporate purposes.

Each holder of Oilsands Quest’s common stock on the Record Date will receive 0.861 subscription rights per share of common stock held, for a total of 300,000,000 rights. Holders of exchangeable shares that are exchangeable for shares of common stock will not receive rights for the exchangeable shares, unless such shares have been exchanged for shares of common stock by July 25th. Rights may only be exercised for whole shares; no fractional shares of common stock will be issued in the rights offering. No person may acquire shares in the rights offering such that the person would own more than 19.9% of the then outstanding common shares of Oilsands Quest upon completion of the rights offering, unless such limitation is waived by the Company. The Company expects to mail a rights certificate and a prospectus supplement to each U.S. shareholder and eligible Canadian holder on or about August 1, 2011.

The rights will be exercisable for at least 14 days from the date of mailing to shareholders and the rights offering is currently expected to close on August 15, 2011, subject to the Company’s right to extend the rights offering period.

Each shareholder has been issued a number of rights sufficient to maintain its current ownership percentage of the Company if it chooses to participate in the rights offering.  A shareholder who does not exercise its rights will have its current ownership percentage in Oilsands Quest (but not the actual number of shares of common stock) reduced as a result of the rights offering to the extent other shareholders participate.

Shareholders who exercise their rights in full will be entitled to subscribe for additional shares of common stock, as part of their over-subscription right. In the event that any of the shares are not purchased by other holders of subscription rights under their basic subscription privileges as of the expiration date, the over-subscription right allows rights holders who have exercised their basic subscription rights in full to subscribe for an additional number of shares of common stock on a pro rata basis, subject to the overall ownership limitation.

Shareholders who do not wish to exercise their rights to buy shares of common stock will have the option of selling the rights that they receive from the company through the NYSE Amex, where the rights will trade for at least 10 days, commencing on August 2, 2011. Unless extended, the last trading day for the rights on the NYSE Amex will be August 12, 2011. An application has been submitted to the NYSE Amex to list the shares of common stock issuable upon the exercise of the rights.

Knight Capital Americas, L.P. (“Knight”) has been appointed dealer manager for the rights offering in the U.S.

Full details of the rights offering will be disclosed in the prospectus supplement sent to Oilsands Quest shareholders as of the Record Date.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state or jurisdiction.

Oilsands Quest has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement, the other documents Oilsands Quest has filed with the SEC, and the prospectus supplement we will file with the SEC for more complete information about us and this rights offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Georgeson, Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-888-613-9988.

About Oilsands Quest Inc.

Oilsands Quest Inc. (NYSE Amex: BQI) (www.oilsandsquest.com) is exploring and developing oil sands permits and licences, located in Saskatchewan and Alberta. On July 15, 2011, the Company announced that it had converted portions of its Axe Lake permits to 15 year leases, which are the first oilsands leases in Saskatchewan. The Company operates through wholly owned subsidiaries. Our primary operating subsidiary is Oilsands Quest Sask Inc. We have generated no revenue. We have used significant funds in operations, and expect this trend to continue for the foreseeable future.  There is no assurance that we can raise enough funds to accomplish our development plan, explore and exploit our properties or generate revenues or net income.

For More Information

Investor Relations
Email: ir@oilsandsquest.com
Investor Line: 1-877-718-8941

Forward-looking statements:

This free writing prospectus includes certain statements that may be deemed to be “forward-looking statements.” All statements, other than statements of historical facts, included in this free writing prospectus that address activities, events or developments that our management expects, believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements include discussion of such matters as:

●           the Company’s plans to raise additional capital;
●           implementation of the Company’s business plan;
●           the amount and nature of development and exploration expenditures;
●           the timing of exploration and development activities;
●           potential reservoir recovery optimization processes; and
●           business strategies and development of our business plan and drilling programs.

Forward-looking statements are statements other than relating to historical fact and are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “prospective” and other similar words or statements that certain events or conditions “may” “will” or “could” occur. Forward-looking statements such as references to Oilsands Quest’s drilling program, geophysical programs, reservoir field testing and analysis program, preliminary engineering and economic assessment program for a first commercial project, and the timing of such programs are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements, which include but are not limited to the ability to raise additional capital, risks associated with the Company’s ability to implement its business plan, risks inherent in the oil sands industry, regulatory and economic risks, land tenure risks, lack of infrastructure in the region in which the company’s resources are located and risks associated with the Company’s ability to implement its business plan.  The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements.